Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T (312) 845-3484
warren@chapman.com

August 7, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the staff of the Securities and Exchange Commission (the “Staff”) on May 31, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Ether Covered Call Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the disclosure “has not approved or disapproved these securities” on the cover page of the prospectus. Please delete “not” from the referenced disclosure.

Response to Comment 1

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 2 – Principal Investment Strategies

With respect to the section entitled “Principal Investment Strategies,” the Staff notes that Fund’s performance will depend materially on the market performance of one or more exchange-traded funds that provide exposure to ether. Since the Fund will have concentrated exposure to one or more Ether Futures ETFs, in addition to the brief description of the investment objective and strategies of the Ether Futures ETFs that has been provided, please disclose the names of the ETFs and provide the following: (a) a statement that the Ether Futures ETFs are subject to the informational requirements of the federal securities laws and, in accordance therewith, file reports and other information with the SEC; (b) a statement that the SEC maintains an internet site that contains reports and other information regarding the Ether Futures ETFs that file electronically with the SEC and state the address of that site (i.e., www.sec.gov); and (c) the name of the national securities exchange upon which the securities of the Ether Futures ETFs are listed and the associated ticker symbol.

Response to Comment 2

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

The Fund currently expects that the two Ether Futures ETFs to which it will have exposure are the ProShares Ether Strategy ETF (NYSE Arca: EETH) and VanEck Ethereum Strategy ETF (Cboe BZX: EFUT). The Ether Futures ETFs are subject to the informational requirements of the federal securities laws and, in accordance therewith, file reports and information with the SEC. The SEC maintains an internet stie that contains the reports and other information regarding the Ether Futures ETFs at www.sec.gov.

Comment 3 – Principal Investment Strategies

Please disclose that the Ether Futures ETFs are registered under the 1940 Act and do not invest directly in ether.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

The Ether Futures ETFs are registered under the Investment Company Act of 1940 (the “1940 Act”) and do not invest directly in ether.

Comment 4 – Principal Investment Strategies

The Staff notes the Fund’s use of options as described in the section entitled “Principal Investment Strategies.” Please clarify whether the options will be cash settled.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added as the final sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

The FLEX Options held by the Fund may be either physical or cash-settled.

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Comment 5 – Principal Investment Strategies

The Staff notes the Fund’s use of options as described in the section entitled “Principal Investment Strategies.” Please supplementally explain: (a) whether the purchased and sold call options will use the same reference asset; (b) whether the sold call options will be covered with purchased call options; (c) whether the notional principal amount will always be equal to or larger than the sold call options the Fund is covering; (d) whether the purchased call options will always be equal to or larger than the sold call options the Fund is covering; and (e) whether the strike price of the purchased call options would ever be higher than that of the sold call options the Fund covers and, if so, what the maximum difference in strike price would be.

Response to Comment 5

Pursuant to the Staff’s comment, the Registrant provides the following responses:

(a) Yes. However, the Fund may utilize one more Ether Futures ETFs as the reference asset for such options contracts.

(b) The Fund achieves its long exposure through a combo position, as opposed to a single purchased call option. Nonetheless, the long exposure provided by this combo position that provides the long exposure covers the short exposure provided by the sold call options.

(c) – (d) The notional value of the sold call options will always be less than or equal to the notional value of the long exposure provided by the combo position referenced above. In most cases, however, it is anticipated that they will be equal.

(e) It is possible under certain circumstances that the strike price of the purchased call options would be higher than the strike price of the sold call options. The principal investment strategy does not contemplate or impose a maximum difference in strike price.

Comment 6 – Principal Risks

The Staff notes the following disclosure in “Ether Risk” set forth in the section entitled “Principal Risks”:

As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote ether in a way that artificially increases the price of ether).

Please consider adding “and may be operating out of compliance with applicable regulation” to the end of the referenced disclosure.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

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Comment 7 – Principal Risks

The Staff notes “Derivatives Risk” set forth in the section entitled “Principal Risks.” Please supplementally describe the circumstances when the Fund would invest in derivatives instruments other than options contracts traded on U.S. exchanges.

Response to Comment 7

The Registrant confirms that it has no current intention of investing in derivatives instruments other than options contracts traded on U.S. exchanges. Such disclosure is currently included to provide layered disclosure regarding the risks to which derivatives, such as options contracts, are subject.

Comment 8 – Principal Risks

The Staff notes “Leverage Risk” set forth in the section entitled “Principal Risks.” Please supplementally outline the Fund’s plans for complying with Rule 18f-4, including a preliminary overview of the key elements of the Fund’s derivatives risk management program. If the Fund does not intend to qualify as a limited derivatives user, please confirm that the Fund will use a relative VaR test. Please also identify the designated referenced portfolio used in the Fund’s relative VaR test, if applicable.

Response to Comment 8

Pursuant to the Staff’s comment, the Registrant confirms that the Fund does not intend to qualify as a limited derivatives user and that it will use a relative VaR test. The Registrant will provide the additionally requested information under separate cover.

Comment 9 – Additional Risks of Investing in the Fund

The Staff notes the following disclosure in “Ether Risk” set forth in the section entitled “Additional Risks of Investing in the Fund—Principal Risks”:

Transactions of these holders may influence the price of ether.

Please consider replacing “influence” with “manipulate.”

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 10 – Statement of Additional Information

The Staff notes the following disclosure in fundamental policy #7 set forth the section entitled “Investment Objective and Policies”:

The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in the securities of a particular industry or group of industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to ether and/or ether futures contracts.

Please consider revising “may invest more than 25%” to “will invest more than 25%.”

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Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:         Richard Coyle, Esq., Chapman and Cutler LLP

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